130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

May 27, 2014	No. 14-06

Avalon provides update on Separation Rapids and East Kemptville projects and announces new staff appointment

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to provide an update on recent progress on its two other advanced development projects: the Separation Rapids Lithium-Tantalum Project and the East Kemptville Tin-Indium Project and to announce a new staff appointment.

Separation Rapids Lithium-Tantalum Project

Considerable progress has been achieved with a metallurgical testwork program currently underway in Europe, in which a high purity concentrate of the lithium bearing mineral petalite for glass-ceramics applications has been successfully produced. The use of optical sorting was able to split crushed ore into coarse and fine grained fractions and subsequent investigations into processing of the coarse grained rock resulted in a process which generates both a low-iron petalite concentrate and a low-iron mixed (potassium/sodium) feldspar by-product.

The new process flowsheet first uses magnetic separation on the optically-sorted and milled ore to remove iron-bearing minerals, then successive flotation circuits to produce the two high purity concentrates. The analysis of the petalite is of particular interest with a Lithium Oxide (Li2O) content of 4.1 - 4.3% and Iron Oxide (Fe2O3) of <0.01% (typical commercial petalite products contain 4.1% Li2O and 0.05% Fe2O3). Other common impurities such as Titanium Dioxide (TiO2 <10ppm), Manganese Oxide (MnO +/-50ppm) and Chromium Oxide (Cr2O3 <10ppm) are also exceptionally low, which will make this material very attractive to end-users in the glass and ceramics industry. The mixed feldspar concentrate also appears to have the potential to be an attractive product for ceramics manufacturers due to its exceptionally low iron levels (<0.01% Fe2O3) when compared to other commercially available feldspar products.

This testwork program has now been extended to apply the developed flowsheet on the fine grained fraction of the ore and to also produce a larger volume of final petalite concentrate for evaluation by several potential customers who have already expressed interest in the product. The Qualified Person for the technical and scientific information in this News Release is David Marsh, B.Sc (Hon.), FAusIMM (CP), Senior Vice President, Metallurgy, Avalon Rare Metals Inc.

East Kemptville Tin-Indium Project

Avalon is pleased to announce that it has entered into an agreement with the surface rights holder to secure access to lands for a drilling program over Avalon’s 100% owned minerals Special Licence at East Kemptville, Yarmouth County, Nova Scotia (the “Site”). Subject to approval of the program details, the agreement will allow Avalon to proceed with its proposed 1000 metre drilling program, designed to confirm historic tin-copper-zinc-indium resources covered by the Special Licence, which was first granted in 2005. This, in turn, will allow the Company to complete a NI 43-101 compliant Preliminary Economic Assessment (“PEA”) on the viability of re-establishing a tin-copper-zinc-indium mining operation at the Site.

Avalon plans to proceed with the drilling program in early summer and complete the PEA over the next four to six months. A preliminary budget of $500,000 has been established for this work. Immediate next steps include finalizing environmental and safety protocols for the drilling program and conducting community meetings with First Nations and local environmental groups. These meetings are designed to inform the local community on the scope of work planned, address any concerns raised about environmental impacts and discuss future possibilities for development of the Site, should the PEA confirm an economically attractive business opportunity.

For future feasibility study work, Avalon plans to partner with a larger corporation with expertise in environmental management and remediation around closed mine sites, to ensure that environmental best practices are employed at the Site from the beginning, consistent with the Company’s commitment to sustainability in all aspects of its business.

New Staff Appointment

Avalon is also pleased to announce that it has hired Ms. Melanie Smith as its Senior Legal Counsel. Ms. Smith was an associate at Lawson Lundell LLP in Vancouver BC, before being seconded to Diavik Diamond Mines Inc. in Yellowknife, NWT. Most recently she acted as Senior Legal Counsel to Hope Bay Mining Ltd. Ms. Smith brings a wealth of operational experience in the North with both large and small corporations and will be a valuable addition to the Company’s Operations team as the Nechalacho REE Project progresses toward construction.

About Avalon Rare Metals Inc.

Avalon Rare Metals Inc. is a mineral development company focused on rare metal deposits in Canada. Its 100%-owned Nechalacho Deposit, Thor Lake, NWT is exceptional in its large size and enrichment in the scarce 'heavy' rare earth elements, key to enabling advances in clean technology and other growing high-tech applications. With a positive feasibility study and environmental assessment completed, the Nechalacho Project remains the most advanced potential large new source of heavy rare earths in the world outside of China, currently the source of most of the world’s supply. Avalon is adequately funded, has no debt and its work programs are progressing. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements that the planned work programs will proceed in the nature and on the timing indicated; Avalon plans to partner with a larger corporation on its East Kemptville Project; and the Company’s products from its Separation Rapids Project will be attractive to end-users. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market demand for Avalon’s securities, as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.